UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended June 30, 2004

ALLEGHENY ENERGY, INC.
(Name of registered holding company)

800 Cabin Hill Drive, Greensburg, PA 15601
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas R. Gardner Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg PA 15601

ITEM 1 — ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company		Date of Organization	State Of Organization	Percentage of Voting Securities Held
Allegheny Energy, Inc.	(1)

Allegheny Ventures, Inc.	(2)
Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy Supply
Company, LLC	(4)

Buchanan Energy Company of
Virginia, LLC	(5)	Energy	March 14, 2002	Virginia	100%

Allegheny Energy Supply
Development Services, LLC	(6)	Energy	October 11, 2001	Delaware	100%

Nature of Business:

(1)	Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly 98.42% of the outstanding voting securities in Allegheny Energy Supply Company, LLC.
(2)	Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.
(3)
Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines and solar cells.
(4)	Allegheny Energy Supply Company, LLC holds 100% ownership in Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC.
(5)
Buchanan Energy Company of Virginia, LLC is a 50% owner of Buchanan Generation, LLC. The generating facility is a merchant power plant from which the capacity, energy and ancillary services are sold to wholesale markets.
(6)	Allegheny Energy Supply Development Services, LLC currently develops electric generation facilities.

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ITEM 2 — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
None

ITEM 3 — ASSOCIATE TRANSACTIONS

Part I — Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

No services have been provided by the reporting companies to an associate company to date.

Part II — Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed
Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$65	$202		$267
Allegheny Energy Service Corporation	Allegheny Ventures, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$738	$325		$1,063
Allegheny Energy Service Corporation	Allegheny Energy Supply Company LLC	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$7,842	$30,109		$37,951

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ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT

(in thousands)
Investments in energy-related companies:
Total consolidated capitalization as of June 30, 2004	$7,051,256		line 1

Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)	$1,057,688		line 2

Greater of $50 million or line 2		$1,057,688	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Allegheny Ventures, Inc.: (including Allegheny Energy Solutions, Inc.)	$26,477
Allegheny Energy Supply Company, LLC: (including, Buchanan Energy Company of Virginia, LLC and
Allegheny Energy Supply Development Services, LLC)	$30,785

Total current aggregate investment		$57,262	line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(line 3 less line 4)		$1,000,426	line 5

Investments in gas-related companies:
None

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
None.

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ITEM 6 — FINANCIAL STATEMENTS AND EXHIBITS

(A)     Current Period Financial Statements:

Allegheny Energy Solutions, Inc. Statements of Operations for the Three and Six Months Ended June 30, 2004

Allegheny Energy Solutions, Inc. Balance Sheet at June 30, 2004

Allegheny Ventures, Inc. Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2004

Allegheny Ventures, Inc. Consolidated Balance Sheet at June 30, 2004

Buchanan Energy of Virginia, LLC Statements of Operations for the Three and Six Months Ended June 30, 2004

Buchanan Energy of Virginia, LLC Balance Sheet at June 30, 2004

Allegheny Energy Supply Development Services, LLC Statements of Operations for the Three and Six Months Ended June 30, 2004

Allegheny Energy Supply Development Services, LLC Balance Sheet at June 30, 2004

Allegheny Energy Supply Company, LLC Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2004

Allegheny Energy Supply Company, LLC Consolidated Balance Sheet at June 30, 2004

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ALLEGHENY ENERGY SOLUTIONS, INC
STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended June 30, 2004	Six months ended June 30, 2004
Operating revenues	$7,963	$8,846
Operating expenses:
Operations and maintenance	7,904	12,249
Depreciation and amortization	43	86
Taxes other than income taxes	(7)	37

Total operating expenses	7,940	12,372

Operating income (loss)	23	(3,526)
Other income, net	40	457

Income (loss) before income taxes	63	(3,069)
Income tax expense (benefit)	104	(1,075)

Net loss	$(41)	$(1,994)

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ALLEGHENY ENERGY SOLUTIONS, INC
BALANCE SHEET
(in thousands)
(unaudited)

June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$16,063
Accounts receivable:
Other	6,073
Allowance for uncollectible accounts	(2)
Deferred income taxes	2,566
Other	20

Total current assets	24,720
Property, plant, and equipment:
In service, at original cost	860
Accumulated depreciation	(258)

Total property, plant and equipment	602
Other assets	28
Deferred income taxes	1,555
Total assets	$26,905

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$1,074
Accounts payable to affiliates, net	244
Accrued taxes	1,083
Other	7,098

Total current liabilities	9,499
Other liabilities	5
Stockholder’s equity	17,401
Total liabilities and stockholder’s equity	$26,905

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ALLEGHENY VENTURES, INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended June 30, 2004	Six months ended June 30, 2004
Operating revenues	$11,679	$16,054
Operating expenses:
Cost of utility gas sold	2	6
Operations and maintenance	11,595	24,928
Depreciation and amortization	670	1,406
Taxes other than income taxes	175	427

Total operating expenses	12,442	26,767

Operating loss	(763)	(10,713)
Other expenses, net	(96)	(1,703)
Interest expense	2	2

Loss before income taxes	(861)	(12,418)
Income tax benefit	(228)	(4,827)

Net loss	$(633)	$(7,591)

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ALLEGHENY VENTURES, INC
CONSOLIDATED BALANCE SHEET
(in thousands)
(unaudited)

June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$44,263
Accounts receivable:
Customer	1,591
Other	6,639
Allowance for uncollectible accounts	(263)
Materials and supplies	3,511
Deferred income taxes	4,056
Prepaid taxes	2,324
Other	158

Total current assets	62,279
Property, plant, and equipment:
In service, at original cost	40,501
Accumulated depreciation	(7,346)

Subtotal	33,155
Construction work in progress	2,270

Total property, plant and equipment	35,425
Investments and other assets:
Unregulated investments	3,008
Other	361

Total investments and other assets	3,369
Deferred charges:
Deferred income taxes	20,796
Other	112

Total deferred charges	20,908
Total assets	$121,981

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$2,541
Accounts payable to affiliates, net	2,191
Other	7,249

Total current liabilities	11,981
Other liabilities
Accounts payable to affiliates	646
Other	451
Total other liabilities	1,097

Stockholder’s equity	108,903
Total liabilities and stockholder’s equity	$121,981

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC
STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended June 30, 2004	Six months ended June 30, 2004
Operating revenues	$--	$--
Operating expenses	--	--

Operating income (loss)	--	--
Other expenses, net	(286)	(559)

Loss before income taxes	(286)	(559)
Income tax benefit	(10)	(115)

Net loss	$(276)	$(444)

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BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC
BALANCE SHEET
(in thousands)
(unaudited)

June 30, 2004
ASSETS
Current assets:
Accounts receivable other	$28
Accounts payable from affiliates, net	251
Prepaid taxes	864

Total current assets	1,143
Unregulated investments	26,478
Total assets	$27,621

LIABILITIES AND MEMBER’S EQUITY
Deferred income taxes	$1,855
Member’s equity	25,766
Total liabilities and member’s equity	$27,621

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ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC
STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended June 30, 2004	Six months ended June 30, 2004
Operating revenues	$--	$--
Operating expenses	1	(105)

Operating income	(1)	105

Other income, net	--	113

Income before income taxes	(1)	218
Income tax expense	84	161

Net (loss) income	$(85)	$57

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ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC
BALANCE SHEET
(in thousands)
(unaudited)

June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$210
Prepaid taxes	636

Total current assets	846
Deferred income taxes	4,914
Total assets	$5,760

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable to affiliates, net	$742
Member’s equity	5,018
Total liabilities and member’s equity	$5,760

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ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Three months ended June 30, 2004	Six months ended June 30, 2004
Operating Revenues	$265,875	$628,510
Operating expenses:
Fuel consumed in electric generation	111,610	240,911
Purchased power and transmission	25,559	48,298
Operations and maintenance	101,840	176,953
Depreciation and amortization	35,161	70,283
Taxes other than income taxes	12,721	23,728

Total operating expenses	286,891	560,173

Operating (loss) income	(21,016)	68,337
Other income, net	322	917
Interest expense	52,680	134,587

Loss before income taxes and minority interest	(73,374)	(65,333)
Income tax benefit	(29,171)	(30,864)
Minority interest in net income of subsidiaries	1,341	2,942

Net loss	$(45,544)	$(37,411)

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ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in thousands)
(unaudited)

June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$131,652
Accounts receivable:
Wholesale and other	19,140
Allowance for uncollectible accounts	(2,703)
Materials and supplies	54,071
Fuel	46,579
Deferred income taxes	20,646
Prepaid taxes	11,052
Commodity contracts	41,031
Restricted funds	2,002
Collateral deposits	125,450
Other	5,618

Total current assets	454,538
Property, plant and equipment:
Generation	5,671,031
Transmission	78,233
Other	15,809
Accumulated depreciation	(2,274,026)

Subtotal	3,491,047
Construction work in progress	92,962

Total property, plant and equipment	3,584,009
Investments and other assets:
Goodwill	367,287
Investment in unconsolidated affiliate	26,478
Other	18,273

Total investments and other assets	412,038
Deferred charges:
Commodity contracts	5,847
Other	104,185

Total deferred charges	110,032
Total assets	$4,560,617

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ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (continued)
(in thousands)
(unaudited)

June 30, 2004
LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Long-term debt due within one year	$12,422
Accounts payable	139,621
Accounts payable to affiliates, net	72,428
Accrued taxes	16,503
Commodity contracts	49,780
Other	56,551

Total current liabilities	347,305
Long-term debt	3,039,919
Deferred credits and other liabilities:
Commodity contracts	65,860
Investment tax credit	58,318
Deferred income taxes	159,630
Other	118,466

Total deferred credits and other liabilities	402,274
Minority interest	42,705
Member’s equity	728,414
Total liabilities and member’s equity	$4,560,617

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SIGNATURE

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 30, 2004	ALLEGHENY ENERGY,INC. BY: /S/ Thomas R. Gardner THOMAS R. GARDNER Vice President, Controller & Chief Accounting Officer

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